SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of Ferbuary, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 05/19

Copel Distribuição’s Grid Market grows 1.8% in the fourth quarter

This report analyzes the performance of Copel’s electricity market between October and December 2018 and is compared against the same period in 2017.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, increased by 1.8% in terms of energy consumption in 4Q18, as illustrated in the following table.

The result was mainly due to the 4.5% increase in the total consumption of the free market in 4Q18, resulting from the improved industrial production in the state of Paraná – which increased by 1.7% and 0.3% in October and November, respectively, in comparison with the same months in 2017. The sectors that contributed most to the increase in energy consumption were: (i) food manufacturing, (ii) pulp and paper, and (iii) chemical products.

Copel Distribuição

Captive Market

Copel Distribuição’s captive market energy sales totaled 4,892 GWh in 4Q18, a 0.6% increase. This result was influenced by the increase in consumption by the residential and commercial segments, mainly due to the growth in the number of customers.

The following table illustrates captive market behavior according to customer segment.

Notice to the Market – 05/19

The residential segment consumed 1,825 GWh between October and December 2018, representing na increase of 2.3% in consumption due to 2.0% in the number of clients and the slight increase in average monthly consumption (162 kWh/month in 4Q18 versus 161 kWh/month in 4Q17). During the last quarter of 2018, this segment accounted for 37.3% of the captive market, totaling 3,754,598 consumers.

The industrial segment recorded a 3.3% drop in 4Q18, totaling 731 GWh, mainly reflecting the migration of customers to the free market, which represent an average consumption of approximately 60 GWh in the quarter. At the end of December 2018, the industrial segment accounted for 14.9% of the captive market, totaling 73,070 consumers.

The commercial segment consumed 1,169 GWh during the last quarter of 2018, a 2.3% increase compared to the same period of 2017. This performance was influenced by the increase in the customer base at the end of December 2018. At the end of 4Q18, this segment accounted for 23.9% of the captive market, totaling 400,209 consumers.

The rural segment recorded a 2.4% drop in energy consumption in 4Q18, totaling 542 GWh. At the end of December 2018, this segment accounted for 11.1% of Copel’s captive market, with a total of 352,074 consumers.

Other segments (government, public lighting, public services and own consumption) totaled 625 GWh consumers between October and December 2018, down by 0.2%. Together, these segments account for 12.8% of the captive market, with 57,853 consumers at the end of 4Q18.

Notice to the Market – 05/19

Copel’s Consolidated Market

Electricity Supply

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização, increased by 6.1% between October and December 2018.

The breakdown of energy sales by consumption segment is illustrated below:

Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes, and Copel Comercialização totaled 10,944 GWh in the fourth quarter of 2018, an increase of 9.4%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Notice to the Market – 05/19

Number of Customers / Agreements			Energy Sold (GWh)					
	Dec-18	Dec-17	Var. %	4Q18	4Q17	Var. %	2018	2017	Var. %
Copel DIS									
Captive Market	4,637,804	4,560,493	1.7	4,892	4,865	0.6	19,594	19,743	(0.8)
Concessionaries and Licensees	3	3	-	57	130	(56.1)	279	521	(46.4)
CCEE (MCP)	-	-	-	219	27	711.1	983	1,530	(35.8)
Total Copel DIS	**4,637,807**	**4,560,496**	**1.7**	**5,168**	**5,022**	**2.9**	**20,856**	**21,794**	**(4.3)**
Copel GeT	0			-			-		
CCEAR (Copel DIS)	3	1	200	28	24	17	92	87	5.8
CCEAR (other concessionaries)	74	27	174.1	256	218	17.5	876	837	4.7
Free Customers	53	52	1.9	1,029	1,001	2.8	3,960	3,861	2.6
Bilateral Agreements (Copel Comercialização)	7	1	600	791	5	-	2,422		8,870.4
Bilateral Agreements [1]	48	36	33.3	1,563	2,243	(30.3)	6,373	8,477	(24.8)
CCEE (MCP) [2]	-	-	-	-	-	-	845	1,402	(39.7)
Total Copel GeT	**185**	**117**	**58.1**	**3,667**	**3,491**	**5.0**	**14,568**	**14,691**	**(0.8)**
Wind Farms Complex	0			-			-		
CCEAR (other concessionaries)	112	112	-	213	213	-	840	840	-
CER	9	3	200	79	90	- 13	335	357	(6.3)
Total Wind Farm Complex	**121**	**115**	**5**	**292**	**303**	**- 3.8**	**1,175**	**1,197**	**(1.9)**
Copel Comercialização	-			-			-		
Free Customers	292	139	110	600	258	132.4	2,096	771	172.0
Bilateral Agreements	130	53	145	1,201	920	30.5	4,403	1,882	133.9
CCEE (MCP) [2]	-	-	-	17	8	113	26	18	41.1
Total Copel Comercialização	**422**	**192**	**120**	**1,818**	**1,186**	**53.3**	**6,525**	**2,671**	**144.3**
Total Copel Consolidated	**4,638,535**	**4,560,920**	**1.7**	**10,944**	**10,002**	**9.4**	**43,123**	**40,353**	**6.9**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Curitiba, February 08, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date Ferbuary 8, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.